No Act
P.E. 1-24-07



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07050072

March 27, 2007

Samuel A. Guess
Associate General Counsel
and Assistant Secretary
Wal-Mart Stores, Inc.
Legal Department
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0215

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/27/07

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2007

PROCESSED
APR 30 2007
THOMSON
FINANCIAL

Dear Mr. Guess:

This is in response to your letter dated January 24, 2007 concerning the shareholder proposal submitted to Wal-Mart by the Central Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
APR 2 0 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension Fund
P.O. Box 1267
Jacksonville, IL 62651

March 27, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2007

The proposal requests that the board's executive compensation committee establish a pay-for-superior-performance standard in the company's executive compensation plan by incorporating certain principles into the plan.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Tamara M. Brightwell
Special Counsel

RECEIVED
2007 JAN 25 PM 3:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel
and Assistant Secretary

January 24, 2007

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Notice of Intent to Omit from Proxy Materials Shareholder Proposal of Central Laborers' Pension Fund

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2007 Annual Shareholders Meeting (the "2007 Proxy Materials"). The Proposal was submitted by Central Laborers' Pension Fund (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2007 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Wal-Mart intends to commence the printing of the 2007 Proxy Materials on or about April 12, 2007, so that it may begin mailing the 2007 Proxy Materials no later than April 16, 2007. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal

Wal-Mart received the Proposal by facsimile transmission on December 12, 2006. The Proposal asks shareholders to adopt a resolution (the "Resolution") that requests the Company's Board of Directors' (the "Board") "Executive Compensation Committee" to establish a "pay-for-

superior-performance" standard in the Company's compensation plan for senior executives (the "Program") by incorporating into the Program three principles described in part III below.

II. Background Information

The Program. As was disclosed in the Company's proxy statement relating to its annual shareholders meeting held on June 3, 2006 (the "2006 Proxy Statement"), the principal components of each of its senior executive officers' (the "Executive Officers") annual compensation are (i) a base salary, (ii) an annual cash incentive payment (the "Incentive Payment") under the Wal-Mart Stores, Inc. Management Incentive Plan (the "MIP"), (iii) restricted stock awards granted to newly employed Executive Officers, for retention purposes, and in other limited circumstances (the "Restricted Stock"), (iv) a grant of performance shares ("Performance Shares") under the Wal-Mart Stores, Inc. Stock Incentive Plan of 2005 (the "Stock Incentive Plan"), and (v) a grant of stock options under the Stock Incentive Plan ("Stock Options").

The Company also makes a contribution on behalf of each Executive Officer to the Company's Profit Sharing/401(k) plan (the "Profit Sharing Plan") and, to the extent the contribution to the Profit Sharing Plan would exceed limits set by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), to a supplemental executive retirement plan (the "Wal-Mart SERP"). The aggregate amount the Company contributes on behalf of the Executive Officers to the Profit Sharing Plan and the Wal-Mart SERP in any year is determined based on the same formula used to determine the contributions to those plans on behalf of all other employees of the Company eligible to participate. As disclosed in the 2006 Proxy Statement, the Executive Officers receive certain other compensation from the Company, such as payments under deferred compensation programs and certain health care benefits and perquisites.

The Board's Compensation, Nominating and Governance Committee (the "CNGC") determines the compensation of the Chief Executive Officer (the "CEO") and, in consultation with the CEO, determines the compensation of the other Executive Officers. In determining the annual compensation to be paid to an Executive Officer, the CNGC first establishes a target for the total direct compensation for that Executive Officer. In setting those targets, the CNGC considers, among other factors, the compensation paid to executives in similar positions to the Executive Officers at a group of other retail companies whose common stock is publicly traded (the "Retail Group") and, as a result of the significant size of the Company and its operations, especially relative to other retailers, at the fifty United States-based companies with the largest market capitalization (the "Top 50").

By design, the Program places the most substantial portion of potential total compensation of each Executive Officer at risk, and makes that Executive Officer's right to receive certain parts of that compensation dependent on the Company's achievement of certain financial performance goals or increases in the market value of the Company's stock. The aggregate of any Incentive Payment made and the value of the Performance Shares and shares of Restricted Stock that may ultimately vest and the actual, realizable value of the Stock Options awarded to an Executive Officer as to a fiscal year has the potential to be substantially greater or substantially less in amount than the aggregate amount of the other compensation paid or awarded to that Executive Officer as to that fiscal year.

The Incentive Payment Component. The Incentive Payments that may be received by the Executive Officers under the MIP are cash payments payable as to a particular fiscal year. Whether an Executive Officer receives an Incentive Payment and the amount of any Incentive Payment received will depend on whether the Company achieves certain pre-determined performance goals the CNGC deems appropriate based on one or more financial performance measures. The CNGC determines the financial performance measures to be used and sets the particular performance goals based on those measures. The amount of the potential Incentive Payment for a fiscal year is a percentage of the recipient's base salary for that fiscal year, which is tied to achievement of certain performance goals set by the CNGC. If the particular threshold goals are not achieved for a particular fiscal year, the Executive Officers will not receive an Incentive Payment. An Executive Officer will receive the maximum Incentive Payment only if the Company meets or exceeds the highest performance goal set by the CNGC.

The Restricted Stock Component. The Company grants shares of Restricted Stock to Executive Officers from time to time for the limited purposes noted above. Some or all of the Executive Officers may not receive an award of Restricted Stock as to a fiscal year. As noted in the 2006 Proxy Statement, in the fiscal year ended January 31, 2006 ("fiscal 2006"), the Company awarded shares of Restricted Stock to certain Executive Officers for retention purposes, the vesting of which was dependent on the achievement by the Company of certain revenue growth in the fiscal year to end January 31, 2007 ("fiscal 2007"), compared with revenues for fiscal 2006. If that goal is met, those particular shares will vest over a five-year period subject to the Executive Officer's continued employment with the Company. Shares of Restricted Stock which have such performance-related vesting requirements are referred to as "Performance-Based Restricted Stock" herein.

The Performance Share Component. The Performance Shares represent the right to receive shares of the Company's common stock (or their cash equivalent) if the Company meets certain financial performance goals (that are based on certain financial performance measures) over a pre-determined performance cycle (typically three years). If the Company fails to achieve the threshold goals set by the CNGC, the Performance Shares awarded to an Executive Officer will not vest. If the threshold goals are achieved, the number of the Performance Shares that will vest, up to the pre-set maximum number of Performance Shares, will depend on the extent to which the Company's performance exceeds the threshold goals and meets other pre-set performance goals in excess of the threshold goals.

The Stock Option Component. The Stock Options granted to Executive Officers and other employees of the Company are with respect to shares of the Company's common stock and typically vest annually in equal installments over a five year period subject to the continued employment of the option holder.

III. <u>The Proposal has been Substantially Implemented and is Excludable under Rule 14a-8(i)(10)</u>

Under Rule 14a-8(i)(10), a shareholder proposal is excludable from a company's proxy materials if "the company has already substantially implemented the proposal." As the Staff has noted, a proposal need not be specifically implemented to be excluded under the principles of Rule 14a-8(i)(10). *See* Release 34-20091 (August 16, 1983) (stating that a company need not

have "fully" implemented a proposal to avail itself of an exclusion under the provision of the precursor of the current version of Rule 14a-8). Pursuant to that interpretation, the Staff has stated that a determination that a company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal. *See* Texaco Inc. (available March 29, 1991). As amended in 1998, Rule 14a-8 reflects the view of the 1983 interpretation by adopting the current language of Rule 14a-8(i)(10). In addition, in responding to no-action requests, the Staff has concurred in the past that a company need not comply with every particular of a proposal in order for the proposal to be substantially implemented. For example, the Staff has permitted exclusion of a proposal under the principle of substantial implementation where the company had implemented a number, but not all, of the parts of a multi-part proposal. *See* Columbia/HCA Healthcare Corp. (available February 19, 1998) (concurring that a proposal could be excluded where the company had implemented three of four actions requested by the proposal).

The Proposal seeks to have the Program include a "pay-for-superior-performance" standard, making Executive Officers' compensation largely dependant on the Company performing at pre-determined levels of financial performance. In the supporting statement that is part of the Proposal (the "Supporting Statement"), the Proponent notes its belief that the Program fails to promote a "pay-for-superior-performance" principle. The Proponent appears to define superior performance as financial performance that exceeds, by any amount, no matter how slight, the median or mean performance of a peer group of companies of the Company's choice as gauged by certain financial performance criteria. The Resolution proposes that the Company implement the "pay-for-superior-performance" standard by including in the Program the three principles discussed below.

A. The Program Utilizes Defined Performance Criteria

The Resolution requests inclusion in the Program of the principle that:

> The annual incentive or bonus component of the [Program] utilize defined financial performance criteria that can be benchmarked against a disclosed peer group of companies and provide that an annual bonus is awarded only when the Company's performance exceeds its peers' median or mean performance on the selected financial criteria ("Principle 1").

The Program has substantially implemented Principle 1. The Incentive Payments represent the annual incentive component of the Program. The Program does not contain any provision for the payment of any annual bonus that is not tied to specific performance goals. As described in Section II, the Company makes Incentive Payments to the Executive Officers only if the Company's financial performance achieves a pre-established threshold financial performance goal in the fiscal year as to which the Incentive Payment may be made.

The Company has disclosed and will continue to disclose the financial performance measure or measures on which the specific performance goals for payment of Incentive Payments for a particular fiscal year are based. As a result, the Company uses goals based on performance measures, such as pre-tax profit, that easily permit the benchmarking of the Company's performance against any peer group of companies the shareholders choose.

Although the conditions that must be met for payment of the Incentive Payments under the MIP are not tied to the Company achieving performance exceeding "its peers' median or mean performance on the selected financial criteria," as noted above, the Company must achieve certain levels of financial performance before the Executive Officers are entitled to receive any annual incentive payment. The Company, as measured by net sales, net income, and other relevant measures of size, is significantly larger than the other members of the Retail Group, which is a relevant peer group for compensation purposes. As a result, tying the Executive Officers' rights to receive even the minimum amounts of the Incentive Payments to the median or mean levels of performance within the Retail Group as measured by relevant financial measures, such as pre-tax profit, would be contrary to the notion of pay-for-superior performance in the context of the Company. Tying the Incentive Payments to the performance of the Retail Group gauged by, for example, the amount of pre-tax profits earned could increase the probability that the Incentive Payments will be payable as opposed to the requirement that certain goals specific to the Company be met. As a result, doing so would defeat the principal goal of the Proposal of implementing the "pay-for-superior-performance" standard. In addition, because certain Executive Officers' payments may depend in part on the performance of certain operating divisions of the Company, tying the payment of incentives solely to the performance of members of the Retail Group is highly impractical. The Program already has relevant performance goals that must be met before annual incentives are paid to the Executive Officer, and the Company submits that those goals are set at levels that embody a pay-for-superior-performance principle relating to the Incentive Payments.

B. The Long-Term Compensation Component of the Program Utilizes Defined Financial Criteria

The Resolution requests inclusion in the Program that:

> The long-term compensation component of the [Program] utilize defined financial and/or stock price performance criteria that can be benchmarked against a disclosed peer group of companies. Options, restricted shares, or other equity or non-equity compensation used in the [Program] should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected financial and stock price performance criteria ("Principle 2").

The Program substantially implements Principle 2. As mentioned above, whether an Executive Officer will receive the Performance Shares granted to him or her, and if so, the number he or she will ultimately receive, will depend on the Company's performance as measured against pre-determined performance measures over a relevant performance cycle. The same is true for Performance-Based Restricted Stock, which qualifies as long-term compensation because of its time-based vesting feature. As disclosed in the 2006 Proxy Statement, the CNGC set revenue growth in fiscal 2007 as the financial performance measure used in connection with the performance-based vesting requirement for the Performance-Based Restricted Stock.

The Company must meet the relevant threshold goals set by the CNGC before any Performance Shares awarded in January 2006 will vest for the Executive Officers, and must exceed the threshold performance goals by pre-determined amounts if more than the minimum

Performance Shares are to vest. Likewise, the Company must exceed the performance goal set by the CNGC before the Performance-Based Restricted Shares awarded in fiscal 2006 may vest.

As noted above, the Company has, in the past, used financial performance measures, such as revenue growth or average return on investment, which permit shareholders to benchmark the Company's performance against that of members of a peer group of companies, such as the Retail Group. Therefore, shareholders will continue to be able to compare the Company's performance as gauged by the measures announced with respect to any peer group the shareholders choose.

As to Stock Options, it should be noted that the Executive Officers may realize real and significant value from the Stock Options granted to them only if there is significant long-term appreciation in the market value of the Company's stock. As is the case with all stock options, the actual compensatory value of the Stock Options granted to an Executive Officer depends in a direct way on the performance of the Company's stock after the Stock Options are granted and become exercisable by the Stock Options' recipients. Consequently, the compensation that can actually be realized by the Executive Officer from those Stock Options, which is the excess of the market value over the strike price of those shares (typically, net of any shares withheld to pay the price of the Stock Options in a cashless exercise), will depend on the market value of the Company's stock after those Stock Options become exercisable, not on some construct such as the Black-Scholes value of the Stock Options. Thus, whether the Executive Officers receive actual compensation from the Stock Options and the value actually realized or realizable from those Stock Options can be readily benchmarked against the performance of the stock price compared to any peer group that the shareholders choose. This allows shareholders to determine whether the Executive Officers are receiving pay for superior performance of the Company's stock.

Although the conditions to the vesting of any Performance Shares, Performance-Based Restricted Stock, or Stock Options awarded to an Executive Officer are not tied to the Company achieving performance exceeding "its peers' median or mean performance on the selected financial and stock price performance criteria," the Company must achieve certain levels of performance before the Performance Shares or Performance-Based Restricted Stock vest or the Stock Options have any actual, compensatory value to the Executive Officers. As is the case for the Incentive Payments, tying the vesting of any of these forms of long-term compensation to the performance of the median or mean of a group of companies, such as the Retail Group, could create a higher probability that such compensation will be payable than would the requirement that certain goals specific to the Company be met, and that could defeat the principal "pay-for-superior-performance" goal of the Proposal. The Company has performance-based triggers for the vesting of the Performance Shares and the Performance-Based Restricted Stock. The Company submits that those triggers are set at levels that embody a pay-for-superior-performance principle.

C. The Program Allows Shareholders to Monitor the Pay and Performance Correlation

The Resolution requests inclusion in the Program of the principle that:

[Program] disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the [Program] ("Principle 3").

The disclosures that the Company has previously made in its public filings substantially implement Principle 3. The Company has previously disclosed and will disclose in the future the performance measures on which the right of Executive Officers to receive payment of the Incentive Payments or equity with performance measures. The Company will provide information in its proxy materials and periodic reports that will be sufficient to permit shareholders: (i) to understand the performance measures relating to the payment of Incentive Payments and the vesting of equity with performance measures, as well as to determine how the Company's stock price must perform for Executive Officer's to realize actual, compensatory value from the Stock Options granted to them and (ii) to compare the Company's performance over the relevant periods that results in the Incentive Payments being made, in equity with performance measures vesting, or in the realization of actual, compensatory value from the Stock Options against the performance of a peer group of companies, such as the Retail Group.

As is demonstrated by the foregoing discussion, the Program and the Company's disclosure practices substantially implement the Proposal. The Executive Officer's right to receive annual incentive payments and long-term compensation hinges on the achievement of financial performance criteria that can be benchmarked against the performance of a peer group of companies, such as the Retail Group. The actual realization of long-term compensation through Stock Options granted is wholly dependent on the long-term appreciation of the value of the Company's stock. Furthermore, the Company's disclosures allow shareholders to compare and monitor the Company's performance that results in the receipt of Incentive Payments and the vesting of equity with performance measures to the performance to any peer group of companies. As such, the Company submits that the Program has a "pay-for-superior-performance" standard already built into its terms, which substantially implements the Proposal, its central concern, and the three principles.

III. The Proposal is False and Misleading and is Excludable under Rule 14a-8(i)(3)

The Proposal contains materially false and misleading statements that violate Rule 14a-9 under the Exchange Act and, accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

The Supporting Statement is materially false and misleading as contemplated by Staff Legal Bulletin 14B. The Proponent states that a "superior pay for average performance" problem is "exacerbated when companies include annual bonus payments among earnings used to calculate supplemental executive retirement plan (SERP) benefit levels, guaranteeing excess levels of lifetime income through inflated pension payments." This statement implies that the Program contains such provisions and, as such, is calculated to mislead the Company's shareholders as to the nature of the Company's compensation program for the Executive

Officers. The Wal-Mart SERP is not a defined-benefit pension-type SERP, and as such does not guarantee benefit payments as contemplated by the Proponent. As the Proponent could easily determine from the Company's 2006 Proxy Statement, annual bonus or incentive payments do not have any impact on the amounts payable under the Wal-Mart SERP at retirement. The amounts payable are entirely dependent on the amounts in the retiring officer's account maintained under the Wal-Mart SERP, which are the aggregate of the amounts contributed to the Wal-Mart SERP (depending on the amount in any year that would be contributed by the Company to its Profit Sharing/401(k) plan for the Executive Officers but for the limitations of Section 162(m) of the Code) and the earnings on those contributions. SERP accounts are credited with earnings or charged with losses as if they were credited to the Company's Profit Sharing/401(k) plan. Consequently, the Proponent's statement would mislead the Company's shareholders and is designed to cause them to vote for the Proposal based on a statement that is materially false and misleading.

In view of all of the foregoing, the Company believes it may exclude the Proposal from the 2007 Proxy Materials in reliance on Rule 14a-8(i)(3) as the Proposal is materially false and misleading.

IV. <u>Conclusion</u>

Based on the foregoing, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2007 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2007 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2007 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice President and General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,



Samuel A. Guess

cc: Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, Illinois 62651

Jennifer O'Dell
Assistant Director
LIUNA Department of Corporate Affairs
Laborers' International Union of North America Corporate Governance Project
905 16th Street NW
Washington, D.C. 20006

Enclosures

Exhibit A



PENSION & ANNUITY FUNDS BOARD OF TRUSTEES

EDWARD M. SMITH
Chairman

JAMES P. BRUNER
Secretary

CHARLES ADAMS
JOHN E. GOETZ
MARK HANNON
JOHN HOLUB
FRANK HOVAR
KEN KILIAN
JOE LAMB
STEVE MORTHOLE
JOHN PENN
GLYN RAMAGE
ALLAN REYHAN, JR.
BRAD SCHAIVE
RICK SCHEWE
JOHN R. TAYLOR

WELFARE FUND BOARD OF TRUSTEES

MARTIN EASTERLING
Chairman

JIM KELLUS
Vice-Chairman

SCOTT LARKIN
Secretary

KENTON DAY
EDWARD DOYLE
TIM GARVEY
MARC MANUEL
BOB McDONALD
GREGORY T. NEFF
JOHN M. PEISKER
PATRICK SHEPPARD
STEVE TROKEY

BARRY C. McANARNEY
Executive Director

Pride of the Industry

www.central-laborers.com

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS

P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

Sent Via Fax: **(479) 273-4329**

December 12, 2006

Thomas Hyde
EVP and Corporate Secretary
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716

Dear Mr. Hyde,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart Stores, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 14,078 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs at (202) 942 2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Barry McAnarney
Executive Director

C: Jennifer O'Dell
Enclosure

Pay-for-Superior-Performance Proposal

Resolved: That the shareholders of Wal-Mart Stores, Inc. ("Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:

1. The annual incentive or bonus component of the Plan should utilize defined financial performance criteria that can be benchmarked against a disclosed peer group of companies, and provide that an annual bonus is awarded only when the Company's performance exceeds its peers' median or mean performance on the selected financial criteria;

2. The long-term compensation component of the Plan should utilize defined financial and/or stock price performance criteria that can be benchmarked against a disclosed peer group of companies. Options, restricted shares, or other equity or non-equity compensation used in the Plan should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected financial and stock price performance criteria; and

3. Plan disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Plan.

Supporting Statement: We feel it is imperative that compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance relative to industry peers. We believe the failure to tie executive compensation to superior corporate performance; that is, performance exceeding peer group performance, has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that common compensation practices have contributed to excessive executive compensation. Compensation committees typically target senior executive total compensation at the median level of a selected peer group, then they design any annual and long-term incentive plan performance criteria and benchmarks to deliver a significant portion of the total compensation target regardless of the company's performance relative to its peers. High total compensation targets combined with less than rigorous performance benchmarks yield a pattern of superior-pay-for-average-performance. The

problem is exacerbated when companies include annual bonus payments among earnings used to calculate supplemental executive retirement plan (SERP) benefit levels, guaranteeing excessive levels of lifetime income through inflated pension payments.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle. Our Proposal offers a straightforward solution: The Compensation Committee should establish and disclose financial and stock price performance criteria and set peer group-related performance benchmarks that permit awards or payouts in its annual and long-term incentive compensation plans only when the Company's performance exceeds the median of its peer group. A senior executive compensation plan based on sound pay-for-superior-performance principles will help moderate excessive executive compensation and create competitive compensation incentives that will focus senior executives on building sustainable long-term corporate value.



Institutional Trust & Custody
PO Box 387, Mail Code SL-MO-T16T
St. Louis, MO 63166-0387

Sent Via Fax: **(479) 273-4329**

December 12, 2006

Mr. Thomas Hyde
EVP and Corporate Secretary
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716

Re: Shareholder Proposal

Dear Mr. Hyde,

U.S. Bank holds 14,078 shares of Wal-Mart Stores, Inc. common stock beneficially for Central Laborers' Pension Fund the proponent of a shareholder proposal submitted to Wal-Mart Stores, Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Central Laborers' Pension Fund were held for at least one year and the fund intends to continue to hold said stock through the date of the annual meeting of shareholders.

Please contact me if there are any questions regarding this matter.

Sincerely,

Rebecca Hassard

Rebecca Hassard
Account Manager

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END